Filed by Netro Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Netro Corporation
Commission File No.: 000-26963

This filing relates to a planned merger (the “Merger”) between SR Telecom, Inc. (“SR Telecom”) and Netro Corporation (“Netro”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2003 (the “Merger Agreement”), by and among SR Telecom, Netro and Norway Acquisition Corporation. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Netro on March 27, 2003.

On March 27, 2003, Netro sent the following letter to its employees.

Dear Valued Netro Customer:

     We are very pleased to announce today that Netro Corporation has entered into an agreement to merge with SR Telecom, Inc. The press release announcing this transaction is included here for your reference.

     If you do not know about SR Telecom, let me tell you about the worldwide presence and capabilities that they have to offer that make me so excited about this planned combination. SR Telecom is the leading provider of fixed wireless access solutions to the rural market. Having been in business for over 25 years, they have an installed base in over 110 countries and last year sold over $134 million of products and services.

     Importantly SR Telecom provides a valuable platform for the Angel and AirStar product lines. SR Telecom also brings to bear an extensive and expanding line of products in licensed and unlicensed bands that present a perfect complement to the Angel and AirStar product lines. As a provider of turnkey services, SR Telecom offers local planning, commissioning, installation, maintenance and support services through its network of over 400 international employees.

     Combined, Netro and SR Telecom will offer the broadest range of products in the industry and worldwide customer support and services through a combined company with a strong balance sheet and financial base.

     The transaction is, of course, subject to some legal and governmental decisions. Until these have been resolved, we will continue to work as independent organizations but, of course, if you have any questions you may feel free to contact your Netro regional manager. Of course, if you would like to learn more about SR Telecom or their products and services, you should feel free to contact SR Telecom through their website (www.srtelecom.com) which lists their worldwide sales offices.

Sincerely,

Netro Corporation

Peter S. Carson, Senior Vice President, Worldwide Sales

Peter S. Carson, Senior VP Worldwide Sales	+1 (408) 216 1500
Robert Benattar, VP Sales, West and Central Europe and Africa	+ 33 147 731 501
Hans Hoelsken, VP Sales, Eastern Europe	+ 49 619 850 205
Kin Lai, VP Sales, Asia Pacific	+ 656 838 5261
Raul Rigo, VP Sales, Latin America	+ 1 (305) 382 1980

SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro’s stockholders in connection with the merger. A description of |the interests of Gideon Ben-Efraim, Netro Corporation’s Chairman of the Board and Chief Executive Officer, and certain of Netro’s other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be |described in the proxy statement/prospectus.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ACQUISITION.

Except for historical information provided herein, this press release contains information and statements of a forward-looking nature within the meaning of the United States federal securities laws concerning the future performance of SR Telecom and SR Telecom’s anticipated acquisition of Netro. Statements of expected synergies, accretion, and timing of closing are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Readers are advised that actual results may differ materially from expected results based on a number of factors, many of which are beyond the control of SR Telecom and Netro. Such factors include, without excluding other considerations, risks associated with the proposed acquisition, including the approval of the proposed merger by Netro stockholders, obtaining regulatory approval and the satisfaction of other closing conditions, fluctuations in quarterly results, evolution in customer demand for SR Telecom’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this press release will be included in the proxy statement/prospectus to be filed by SR Telecom and Netro with the United States Securities and Exchange Commission.

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